EXHIBIT 21.1
SUBSIDIARIES OF SALTON, INC.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Toastmaster, Inc.	Missouri
Salton Europe PLC	United Kingdom
Salton UK	United Kingdom
Salton/Toastmaster Logistics LLC	Delaware
Salton Hong Kong Ltd.	Hong Kong
Salton International CV	Netherlands
Salton S.a.r.l.	Luxembourg
Salton Australia Pty Ltd.	Australia
Icebox LLC	Illinois
Salton Brazil Limitada	Brazil